Exhibit 99.3

Interim Management Discussion and Analysis

Contents
About Fortis	1	Cash Flow Requirements	11
Performance at a Glance	2	Cash Flow Summary	13
Business Unit Performance	4	Contractual Obligations	14
ITC	5	Capital Structure and Credit Ratings	14
UNS Energy	5	Capital Plan	15
Central Hudson	6	Business Risks	16
FortisBC Energy	6	Accounting Matters	16
FortisAlberta	7	Financial Instruments	16
FortisBC Electric	7	Long-Term Debt and Other	16
Other Electric	8	Derivatives	16
Corporate and Other	8	Summary of Quarterly Results	17
Non-U.S. GAAP Financial Measures	9	Related-Party and Inter-Company Transactions	18
Focus on Sustainability	9	Outlook	18
Regulatory Matters	10	Forward-Looking Information	18
Financial Position	11	Glossary	19
Liquidity and Capital Resources	11	Condensed Consolidated Interim Financial Statements (Unaudited)	F-1

Dated July 30, 2024

This Interim MD&A has been prepared in accordance with National Instrument 51-102 - Continuous Disclosure Obligations. It should be read in conjunction with the Interim Financial Statements, the 2023 Annual Financial Statements and the 2023 Annual MD&A and is subject to the cautionary statement and disclaimer provided under "Forward-Looking Information" on page 18. Further information about Fortis, including its Annual Information Form filed on SEDAR+, can be accessed at www.fortisinc.com, www.sedarplus.ca, or www.sec.gov.

Financial information herein has been prepared in accordance with U.S. GAAP (except for indicated Non-U.S. GAAP Financial Measures) and, unless otherwise specified, is presented in Canadian dollars based, as applicable, on the following U.S. dollar-to-Canadian dollar exchange rates: (i) average of 1.37 and 1.34 for the quarters ended June 30, 2024 and 2023, respectively; (ii) average of 1.36 and 1.35 year-to-date June 30, 2024 and 2023, respectively; (iii) 1.37 and 1.32 as at June 30, 2024 and 2023, respectively; (iv) 1.32 as at December 31, 2023; and (v) 1.30 for all forecast periods. Certain terms used in this Interim MD&A are defined in the "Glossary" on page 19.

ABOUT FORTIS

Fortis (TSX/NYSE: FTS) is a well-diversified leader in the North American regulated electric and gas utility industry, with 2023 revenue of $12 billion and total assets of $69 billion as at June 30, 2024. The Corporation's 9,600 employees serve 3.5 million utility customers in five Canadian provinces, ten U.S. states and three Caribbean countries.

For additional information on the Corporation's operations, reportable segments and strategy, refer to the "About Fortis" section of the 2023 Annual MD&A and Note 1 to the Interim Financial Statements.

1	FORTIS INC.	JUNE 30, 2024 QUARTER REPORT

Interim Management Discussion and Analysis

PERFORMANCE AT A GLANCE
Key Financial Metrics
Periods ended June 30	Quarter			Year-to-Date
($ millions, except as indicated)	2024	2023	Variance	2024	2023	Variance
Revenue	2,670	2,594	76	5,788	5,913	(125)
Common Equity Earnings
Actual	331	294	37	790	731	59
Adjusted (1)	331	302	29	790	741	49
Basic EPS ($)
Actual	0.67	0.61	0.06	1.60	1.51	0.09
Adjusted (1)	0.67	0.62	0.05	1.60	1.53	0.07
Dividends paid per common share ($)	0.59	0.565	0.025	1.18	1.13	0.05
Weighted average number of common shares outstanding (# millions)	494.0	485.4	8.6	492.8	484.3	8.5
Operating Cash Flow	814	944	(130)	1,582	1,859	(277)
Capital Expenditures (1)	1,126	1,025	101	2,254	2,020	234
(1)See "Non-U.S. GAAP Financial Measures" on page 9

Revenue
The increase in revenue for the quarter was due to: (i) new customer rates at TEP effective September 1, 2023; (ii) the timing of recognition of new cost of capital parameters approved for FortisBC in September 2023, retroactive to January 1, 2023; (iii) Rate Base growth; and (iv) a higher U.S.-to-Canadian dollar foreign exchange rate. The increase was partially offset by lower flow-through costs in customer rates.

The decrease in revenue for the year-to-date period was due to lower flow-through costs in customer rates, driven by lower commodity prices at FortisBC Energy and Central Hudson. The decrease was partially offset by: (i) new customer rates at TEP; (ii) the timing of recognition of new cost of capital parameters at FortisBC; (iii) Rate Base growth; and (iv) a higher foreign exchange rate, all discussed above for the quarter.

Earnings and EPS
Common Equity Earnings increased by $37 million in comparison to the second quarter of 2023. The increase was driven by strong earnings in Arizona, reflecting new customer rates at TEP effective September 1, 2023 and higher retail electricity sales associated with warmer weather. Rate Base growth across our utilities and the timing of recognition of new cost of capital parameters approved for FortisBC in 2023 also contributed to earnings growth. The increase was partially offset by lower earnings for Central Hudson and the Other Electric segment, largely reflecting higher operating costs.

Common Equity Earnings for the year-to-date period increased by $59 million in comparison to the same period in 2023. The increase was due to higher earnings in Arizona, Rate Base growth, and the new cost of capital parameters at FortisBC, as discussed above. Growth was partially offset by: (i) higher operating costs at Central Hudson; (ii) higher holding company costs, including finance charges and unrealized losses on derivative contracts; and (iii) the November 1, 2023 disposition of Aitken Creek. Although the disposition of Aitken Creek was unfavourable to the change in earnings for the first half of the year, the impact will be neutral for the annual period.

In addition to the above-noted items impacting earnings, the change in EPS for the quarter and year-to-date periods reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's DRIP.

There were no adjustments to Common Equity Earnings for the three and six months ended June 30, 2024. For the three and six months ended June 30, 2023, adjustments to Common Equity Earnings of $8 million and $10 million, respectively, were recognized associated with mark-to-market accounting of natural gas derivatives at Aitken Creek. Refer to "Non-U.S. GAAP Financial Measures" on page 9. The changes in Adjusted Basic EPS for the quarter and year-to-date periods are illustrated in the following chart.

2	FORTIS INC.	JUNE 30, 2024 QUARTER REPORT

Interim Management Discussion and Analysis
(1)    Includes UNS Energy and Central Hudson. Reflects higher earnings at UNS Energy due to new customer rates at TEP effective September 1, 2023, and higher retail electricity sales due to warmer weather. Also reflects lower earnings at Central Hudson due to higher operating costs and a favourable regulatory adjustment recognized in the second quarter of 2023, partially offset by Rate Base growth
(2)    Reflects Rate Base growth partially offset by higher holding company finance costs
(3)    Includes FortisBC Energy, FortisAlberta and FortisBC Electric. Reflects higher earnings at FortisBC due to the timing of recognition of new cost of capital parameters approved in September 2023, retroactive to January 1, 2023. Also reflects lower earnings at FortisAlberta due to the timing of operating and income tax expenses
(4)    Reflects higher operating, depreciation and finance costs as well as lower income from equity-accounted investments, partially offset by Rate Base growth
(5)    Reflects the disposition of Aitken Creek in November 2023 and higher finance costs
(6)    Weighted average shares of 494.0 million in 2024 compared to 485.4 million in 2023

(1)    Includes FortisBC Energy, FortisAlberta and FortisBC Electric. Reflects higher earnings at FortisBC due to the timing of recognition of new cost of capital parameters approved in September 2023, retroactive to January 1, 2023. Also reflects higher earnings at FortisAlberta due to Rate Base growth, an increase in the allowed ROE and higher demand charges and customer additions
(2)    Includes UNS Energy and Central Hudson. Reflects higher earnings at UNS Energy due to new customer rates at TEP effective September 1, 2023, higher retail electricity sales due to warmer weather, and favourable margins on wholesale sales, partially offset by higher operating costs. Also reflects lower earnings at Central Hudson due to higher operating costs and a favourable regulatory adjustment recognized in the second quarter of 2023, partially offset by Rate Base growth
(3)    Reflects Rate Base growth and lower non-recoverable stock-based compensation costs, partially offset by higher holding company finance costs
(4)    Reflects the disposition of Aitken Creek in 2023, unrealized losses on derivative contracts and higher finance costs
(5)    Weighted average shares of 492.8 million in 2024 compared to 484.3 million in 2023

3	FORTIS INC.	JUNE 30, 2024 QUARTER REPORT

Interim Management Discussion and Analysis
Dividends and TSR
Fortis paid a dividend of $0.59 per common share in the second quarter of 2024, up 4.4% from $0.565 paid in the second quarter of 2023.

Fortis has increased its common share dividends paid for 50 consecutive years and is targeting annual dividend growth of approximately 4-6% through 2028. See "Outlook" on page 18.

Growth of dividends and the market price of the Corporation's common shares have together yielded the following TSRs.

TSR (1) (%)	1-Year	5-Year	10-Year	20-Year
Fortis	(2.8)	4.4	9.1	10.7
(1)Annualized TSR per Bloomberg as at June 30, 2024

Operating Cash Flow
The $130 million and $277 million decrease in Operating Cash Flow for the quarter and year-to-date periods was primarily due to FortisBC Energy, driven by the timing of flow-through costs in customer rates as well as changes in working capital. The decrease was also due to: (i) the disposition of Aitken Creek in November 2023, which contributed $20 million and $120 million of cash flow for the three and six months ended June 30, 2023, respectively, associated with changes in working capital balances; and (ii) the timing of transmission-related amounts in Alberta. The decrease was partially offset by: (i) higher cash earnings, reflecting Rate Base growth, as well as new customer rates and higher sales at TEP; and (ii) higher collection of flow-through costs in Arizona.

Capital Expenditures
Capital Expenditures were approximately $2.3 billion year-to-date June 2024, representing 48% of the Corporation's annual $4.8 billion Capital Plan. Capital Expenditures were $0.2 billion higher compared to the same period in 2023, largely related to the construction of the Eagle Mountain Woodfibre Gas Line project at FortisBC Energy.

Capital Expenditures and Capital Plan reflect Non-U.S. GAAP Financial Measures. Refer to "Non-U.S. GAAP Financial Measures" on page 9 and in the "Glossary" on page 19.

BUSINESS UNIT PERFORMANCE
Common Equity Earnings	Quarter				Year-to-Date
Periods ended June 30			Variance				Variance
($ millions)	2024	2023	FX (1)	Other	2024	2023	FX (1)	Other
Regulated Utilities
ITC	139	127	2	10	277	253	2	22
UNS Energy	104	70	2	32	192	160	2	30
Central Hudson	5	17	—	(12)	42	49	—	(7)
FortisBC Energy	31	23	—	8	177	147	—	30
FortisAlberta	40	41	—	(1)	85	81	—	4
FortisBC Electric	20	18	—	2	40	36	—	4
Other Electric (2)	38	42	—	(4)	72	72	—	—
	377	338	4	35	885	798	4	83
Non-Regulated
Corporate and Other (3)	(46)	(44)	(2)	—	(95)	(67)	(2)	(26)
Common Equity Earnings	331	294	2	35	790	731	2	57
(1)    The reporting currency of ITC, UNS Energy, Central Hudson, Caribbean Utilities, FortisTCI and Fortis Belize is the U.S. dollar. The reporting currency of Belize Electricity is the Belizean dollar, which is pegged to the U.S. dollar at BZ$2.00=US$1.00. Certain corporate and non-regulated holding company transactions, included in the Corporate and Other segment, are denominated in U.S. dollars.
(2)    Consists of the utility operations in eastern Canada and the Caribbean: Newfoundland Power; Maritime Electric; FortisOntario; Wataynikaneyap Power; Caribbean Utilities; FortisTCI; and Belize Electricity
(3)    Consists of non-regulated holding company expenses, as well as long-term contracted generation assets in Belize. Also includes Aitken Creek up to the November 1, 2023 date of disposition

4	FORTIS INC.	JUNE 30, 2024 QUARTER REPORT

Interim Management Discussion and Analysis

ITC	Quarter				Year-to-Date
Periods ended June 30			Variance				Variance
($ millions)	2024	2023	FX	Other	2024	2023	FX	Other
Revenue (1)	556	519	9	28	1,106	1,038	9	59
Earnings (1)	139	127	2	10	277	253	2	22
(1)Revenue represents 100% of ITC. Earnings represent the Corporation's 80.1% controlling ownership interest in ITC and reflect consolidated purchase price accounting adjustments
Revenue
The increase in revenue, net of foreign exchange, for the quarter and year-to-date periods was due primarily to Rate Base growth and higher flow-through costs in customer rates.

Earnings
The increase in earnings, net of foreign exchange, for the quarter and year-to-date periods was due to Rate Base growth, partially offset by higher holding company finance costs. Lower non-recoverable stock-based compensation costs also contributed to the year-to-date increase in earnings.

UNS Energy	Quarter				Year-to-Date
Periods ended June 30			Variance				Variance
($ millions, except as indicated)	2024	2023	FX	Other	2024	2023	FX	Other
Retail electricity sales (GWh)	2,708	2,594	—	114	4,891	4,816	—	75
Wholesale electricity sales (GWh) (1)	1,386	1,252	—	134	3,190	2,631	—	559
Gas sales (PJ)	3	3	—	—	10	11	—	(1)
Revenue	710	661	11	38	1,465	1,401	11	53
Earnings	104	70	2	32	192	160	2	30
(1)    Primarily short-term wholesale sales

Sales
The increase in retail electricity sales for the quarter and year-to-date periods was due primarily to higher air conditioning load associated with warmer temperatures in the second quarter of 2024. The increase in retail electricity sales year to date was partially offset by lower heating load associated with milder temperatures in the first quarter of 2024.

The increase in wholesale electricity sales was driven by higher short-term wholesale sales, partially offset by lower long-term wholesale sales. Revenue from short-term wholesale sales, which relate to contracts that are less than one-year in duration, is primarily credited to customers through the PPFAC mechanism and, therefore, does not materially impact earnings.

Gas sales for the quarter and year-to date periods were relatively consistent with the comparable periods in 2023.

Revenue
The increase in revenue, net of foreign exchange, for the quarter and year-to-date periods was due primarily to: (i) new customer rates at TEP effective September 1, 2023; (ii) the recovery of overall higher fuel and non-fuel costs through the normal operation of regulatory mechanisms; and (iii) higher retail electricity sales, discussed above. The increase was partially offset by lower wholesale sales revenue, largely driven by unfavourable pricing on short-term wholesale sales.

Earnings
The increase in earnings, net of foreign exchange, for the quarter and year-to-date periods was due to: (i) higher retail revenue associated with new customer rates at TEP effective September 1, 2023, following the conclusion of the general rate application; and (ii) higher retail electricity sales, discussed above. The increase was partially offset by higher depreciation expense, due to new depreciation rates also approved as part of the rate application. The increase in earnings for the year-to-date period was also due to higher margins on wholesale sales, reflecting market conditions, partially offset by higher operating costs due to inflationary increases.

5	FORTIS INC.	JUNE 30, 2024 QUARTER REPORT

Interim Management Discussion and Analysis

Central Hudson	Quarter				Year-to-Date
Periods ended June 30			Variance				Variance
($ millions, except as indicated)	2024	2023	FX	Other	2024	2023	FX	Other
Electricity sales (GWh)	1,170	1,143	—	27	2,471	2,410	—	61
Gas sales (PJ)	4	4	—	—	13	13	—	—
Revenue	303	317	5	(19)	678	759	5	(86)
Earnings	5	17	—	(12)	42	49	—	(7)

Sales
The increase in electricity sales for the quarter and year-to-date periods was due primarily to higher average consumption by commercial customers.

Gas sales for the quarter and year-to-date periods were consistent with the comparable periods in 2023.

Changes in electricity and gas sales at Central Hudson are subject to regulatory revenue decoupling mechanisms and, therefore, do not materially impact revenue and earnings.

Revenue
The decrease in revenue, net of foreign exchange, for the quarter and year-to-date periods was due primarily to the flow through of lower energy supply costs driven by commodity prices, as well as a favourable regulatory adjustment recognized in the second quarter of 2023 that did not reoccur in 2024. The decrease was partially offset by an increase in gas and electricity delivery rates effective July 1, 2023.

Earnings
The decrease in earnings for the quarter and year-to-date periods was due primarily to higher operating costs, including Central Hudson's US$4 million contribution to a customer benefit fund recorded in June 2024 (see "Regulatory Matters" on page 10). The conclusion of Central Hudson's 2024 general rate application and related rebasing of customer rates, with retroactive application to July 1, 2024, is expected to provide cost recovery that is better aligned with ongoing operating costs going forward. The decrease in earnings was also due to the favourable regulatory adjustment recognized in the second quarter of 2023, discussed above, partially offset by Rate Base growth.

FortisBC Energy
Periods ended June 30	Quarter			Year-to-Date
($ millions, except as indicated)	2024	2023	Variance	2024	2023	Variance
Gas sales (PJ)	43	41	2	121	120	1
Revenue	336	362	(26)	897	1,117	(220)
Earnings	31	23	8	177	147	30

Sales
Gas sales for the quarter and year-to-date periods were largely consistent with the comparable periods in 2023.

Revenue
The decrease in revenue for the quarter and year-to-date periods was due primarily to a lower cost of natural gas recovered from customers. The decrease was partially offset by the timing of recognition of new cost of capital parameters approved by the BCUC in September 2023, retroactive to January 1, 2023. The BCUC decision resulted in an increase in the ROE and common equity component of capital structure from 8.75% and 38.5%, respectively, as reflected in the first half of 2023, to 9.65% and 45%, respectively. The normal operation of regulatory mechanisms also contributed to the decrease in revenue for the year-to-date period.

Earnings
The increase in earnings for the quarter and year-to-date periods was due primarily to the timing of recognition of new cost of capital parameters, as discussed above, partially offset by the timing of operating costs.

FortisBC Energy earns approximately the same margin regardless of whether a customer contracts for the purchase and delivery of natural gas or only for delivery. Due to regulatory deferral mechanisms, changes in consumption levels and commodity costs do not materially impact earnings.

6	FORTIS INC.	JUNE 30, 2024 QUARTER REPORT

Interim Management Discussion and Analysis

FortisAlberta
Periods ended June 30	Quarter			Year-to-Date
($ millions, except as indicated)	2024	2023	Variance	2024	2023	Variance
Electricity deliveries (GWh)	3,930	3,899	31	8,508	8,409	99
Revenue	204	181	23	401	360	41
Earnings	40	41	(1)	85	81	4

Deliveries
The increase in electricity deliveries for the quarter and year-to-date periods was due primarily to customer additions.

As approximately 85% of FortisAlberta's revenue is derived from fixed or largely fixed billing determinants, changes in quantities of energy delivered are not entirely correlated with changes in revenue. Revenue is a function of numerous variables, many of which are independent of actual energy deliveries. Significant variations in weather conditions, however, can impact revenue and earnings.

Revenue
The increase in revenue for the quarter and year-to-date periods was due to: (i) an increase in the allowed ROE from 8.50% to 9.28%, as approved by the AUC, effective January 1, 2024; (ii) Rate base growth, including changes associated with the third PBR term beginning January 1, 2024; and (iii) higher industrial and commercial demand charges, as well as customer additions.

Earnings
The decrease in earnings for the quarter was due to the timing of costs, including operating and income tax expenses.

The increase in earnings year to date was due primarily to the increase in allowed ROE, Rate Base growth, and higher demand charges and customer additions, as discussed above. The increase in earnings was partially offset by higher operating expenses due to inflationary increases, as well as the timing of operating and income tax expenses.

FortisBC Electric
Periods ended June 30	Quarter			Year-to-Date
($ millions, except as indicated)	2024	2023	Variance	2024	2023	Variance
Electricity sales (GWh)	757	784	(27)	1,733	1,755	(22)
Revenue	120	116	4	266	255	11
Earnings	20	18	2	40	36	4

Sales
The decrease in electricity sales for the quarter and year-to-date periods was due to lower average consumption by residential customers due to cooler weather during the second quarter, partially offset by higher average consumption by industrial customers.

Revenue
The increase in revenue for the quarter and year-to-date periods was due primarily to Rate Base growth and the timing of recognition of new cost of capital parameters approved by the BCUC in September 2023, retroactive to January 1, 2023. The BCUC decision resulted in an increase in the ROE and common equity component of capital structure from 9.15% and 40%, respectively, as reflected in the first half of 2023, to 9.65% and 41%, respectively. The increase in revenue was partially offset by lower electricity sales.

Earnings
The increase in earnings for the quarter and year-to-date periods was due to Rate Base growth, the timing of recognition of new cost of capital parameters, as discussed above, and the timing of operating costs.

Due to regulatory deferral mechanisms, changes in consumption levels do not materially impact earnings.

7	FORTIS INC.	JUNE 30, 2024 QUARTER REPORT

Interim Management Discussion and Analysis

Other Electric	Quarter				Year-to-Date
Periods ended June 30			Variance				Variance
($ millions, except as indicated)	2024	2023	FX	Other	2024	2023	FX	Other
Electricity sales (GWh)	2,303	2,294	—	9	5,422	5,331	—	91
Revenue	433	420	2	11	960	927	2	31
Earnings	38	42	—	(4)	72	72	—	—

Sales
Electricity sales for the quarter were consistent with the second quarter of 2023.

The year-to-date increase in electricity sales was due primarily to higher average consumption by residential and commercial customers, as well as customer additions. Higher average consumption was largely due to the conversion of home heating systems from oil to electric in eastern Canada, and tourism-related activities in the Caribbean.

Revenue
The increase in revenue for the quarter and year-to-date periods was primarily due to Rate Base growth. The flow-through of higher energy supply costs also contributed to the increase in revenue for the quarter.

Earnings
The decrease in earnings for the quarter was due primarily to higher operating, depreciation and finance costs, particularly at Newfoundland Power for which a regulatory proceeding for cost recovery remains ongoing. Lower income from equity-accounted investments also contributed to the decrease in earnings, partially offset by Rate Base growth.

Earnings for the year-to-date period were consistent with the comparable period in 2023.

Corporate and Other	Quarter				Year-to-Date
Periods ended June 30			Variance				Variance
($ millions, except as indicated)	2024	2023	FX	Variance	2024	2023	FX	Other
Electricity sales (GWh) (1)	41	29	—	12	76	60	—	16
Revenue (2)	8	18	—	(10)	15	56	—	(41)
Net loss (3)	(46)	(44)	(2)	—	(95)	(67)	(2)	(26)
(1)    Reflects electricity sales at Fortis Belize
(2)    Includes revenue for Fortis Belize as well as revenue for Aitken Creek up to the November 1, 2023 date of disposition
(3)    Includes non-regulated holding company expenses, earnings for Fortis Belize, as well as earnings for Aitken Creek up to the November 1, 2023 date of disposition

Sales
The increase in electricity sales for the quarter and year-to-date periods reflected higher hydroelectric production in Belize associated with rainfall levels.

Revenue
The decrease in revenue for the quarter and year-to-date periods reflected the disposition of Aitken Creek in November 2023.

Net Loss
The net loss in the quarter, net of foreign exchange, was consistent with the second quarter of 2023.

The disposition of Aitken Creek in November 2023 had a $8 million unfavourable impact on the net loss in the Corporate and Other segment for the year-to-date period. Although the disposition was unfavourable in comparison to the first half of 2023, the impact will be neutral for the annual period. Absent the disposition of Aitken Creek, the net loss, excluding foreign exchange, increased by approximately $18 million due to: (i) unrealized losses on derivative contracts as compared to unrealized gains recognized in the first half of 2023; and (ii) higher holding company finance costs. These impacts were partially offset by lower operating costs and higher hydroelectric production in Belize.

8	FORTIS INC.	JUNE 30, 2024 QUARTER REPORT

Interim Management Discussion and Analysis
NON-U.S. GAAP FINANCIAL MEASURES

Adjusted Common Equity Earnings, Adjusted Basic EPS and Capital Expenditures are Non-U.S. GAAP Financial Measures and may not be comparable with similar measures used by other entities. They are presented because management and external stakeholders use them in evaluating the Corporation's financial performance and prospects.

Net earnings attributable to common equity shareholders (i.e., Common Equity Earnings) and basic EPS are the most directly comparable U.S. GAAP measures to Adjusted Common Equity Earnings and Adjusted Basic EPS, respectively. These adjusted measures reflect the removal of items that management excludes in its key decision-making processes and evaluation of operating results.

Capital Expenditures include additions to property, plant and equipment and additions to intangible assets, as shown on the condensed consolidated statements of cash flows. It also includes Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project, consistent with Fortis' evaluation of operating results and its role as project manager during the construction of this Major Capital Project.

Non-U.S. GAAP Reconciliation
Periods ended June 30	Quarter			Year-to-Date
($ millions, except as indicated)	2024	2023	Variance	2024	2023	Variance
Adjusted Common Equity Earnings and Adjusted Basic EPS
Common Equity Earnings	331	294	37	790	731	59
Adjusting item:
Unrealized loss on mark-to-market of derivatives at Aitken Creek (1)	—	8	(8)	—	10	(10)
Adjusted Common Equity Earnings	331	302	29	790	741	49
Adjusted Basic EPS ($)	0.67	0.62	0.05	1.60	1.53	0.07

Capital Expenditures
Additions to property, plant and equipment	1,064	938	126	2,135	1,845	290
Additions to intangible assets	48	44	4	90	91	(1)
Adjusting item:
Wataynikaneyap Transmission Power Project (2)	14	43	(29)	29	84	(55)
Capital Expenditures	1,126	1,025	101	2,254	2,020	234
(1)    Represents the mark-to-market accounting of natural gas derivatives at Aitken Creek, net of income tax recovery of $3 million and $4 million for the three and six months ended June 30, 2023, respectively, included in the Corporate and Other segment. The sale of Aitken Creek closed on November 1, 2023
(2)    Represents Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project, included in the Other Electric segment

FOCUS ON SUSTAINABILITY

Fortis' focus on sustainability is outlined in its 2023 Annual MD&A and the Corporation continues to advance work on a range of sustainability initiatives. In July 2024, Fortis released its 2024 Sustainability Report which summarizes progress and includes key performance indicators for 2023. The Corporation has reduced direct GHG emissions by 33% through 2023 compared to 2019 levels, marking significant progress towards its interim targets to reduce GHG emissions 50% by 2030 and 75% by 2035, as well as its 2050 net-zero direct GHG emissions target. Also in 2023, GHG intensity factors related to energy delivered to customers and electricity generated reached the lowest levels in the last five years.

The Corporation released its 2024 Climate Report in March 2024, building on the 2022 TCFD and Climate Assessment and further detailing our understanding of climate-related impacts across the Fortis group of companies. The report provides climate scenario analysis using low and high emissions scenarios over three time horizons, outlines physical risks and opportunities for priority assets using nine climate hazards, and assesses transition risks and opportunities using a framework based on enterprise risk management principles. The report further details mitigation and resiliency activities across Fortis utilities, and provides enhanced disclosures on climate governance.

As we transition to a cleaner energy future, customer affordability, safety and reliability remain top priorities and are the cornerstones of our sustainability strategy. Fortis utilities continue to focus on controlling costs, identifying efficiencies and implementing innovative practices to maintain affordability.

9	FORTIS INC.	JUNE 30, 2024 QUARTER REPORT

Interim Management Discussion and Analysis
Sustainability and Climate-Related Disclosures
In March 2024, the CSSB issued the exposure drafts, CSDS S1, General Requirements for Disclosure of Sustainability-Related Financial Information, and CSDS S2, Climate-Related Disclosures, which outline proposed disclosure requirements requiring an entity to disclose information about its sustainability-related and climate-related risks and opportunities, including the disclosure of material Scope 1, 2 and 3 GHG emissions. The CSSB continues to deliberate the proposed standards, which must be adopted by the Canadian Securities Administrators to become mandatory for Canadian reporting issuers. The content and timing of the final disclosure requirements are unknown.

In March 2024, the SEC released Rule No. 33-11275, The Enhancement and Standardization of Climate-Related Disclosures for Investors, which outlines climate-related disclosure requirements. The rule requires disclosure of the financial effects of severe weather events and other natural conditions, as well as other climate-related financial information, in the notes to the financial statements. In addition, the rule requires disclosure of risk management, governance and oversight activities, the impact of material climate-related risks on a company's strategy, business model and outlook, and details of material climate-related targets or goals. Disclosure of material Scope 1 and 2 GHG emissions is also required for certain filers. The SEC subsequently voluntarily stayed the rule pending completion of judicial review by the Court of Appeals for the Eighth Circuit. While such rules do not apply to Fortis, as a foreign private issuer filing in the U.S. using Form 40-F, management is reviewing the standard, in conjunction with the proposals in Canada, to assess the potential impact on the Corporation's disclosures.

REGULATORY MATTERS

ITC
MISO Base ROE: In 2022, the D.C. Circuit Court issued a decision vacating certain FERC orders that had established the methodology for setting the base ROE for transmission owners operating in the MISO region, including ITC. This matter dates back to complaints filed at FERC in 2013 and 2015 challenging the MISO base ROE then in effect. The court has remanded the matter to FERC for further process, the timing and outcome of which remain unknown.

Transmission Incentives: In 2021, FERC issued a supplemental NOPR on transmission incentives modifying the proposal in the initial NOPR released by FERC in 2020. The supplemental NOPR proposes to eliminate the 50-basis point RTO ROE incentive adder for RTO members that have been members for longer than three years. The timing and outcome of this proceeding remain unknown.

Although any potential impact to Fortis is uncertain, every 10-basis point change in ROE at ITC impacts Fortis' annual EPS by approximately $0.01.

Transmission ROFR: In December 2023, the Iowa District Court ruled that the manner in which Iowa's ROFR statute was passed is unconstitutional. The statute granted incumbent electric transmission owners, including ITC, a ROFR to construct, own and maintain certain electric transmission assets in the state. The District Court did not make any determination on the merits of the ROFR itself, but did issue a permanent injunction preventing ITC and others from taking further action to construct the MISO LRTP tranche 1 Iowa projects in reliance on the ROFR.

In July 2024, a judge on the Iowa Supreme Court granted a motion filed by ITC requesting a stay of the injunction issued by the District Court. With the stay of the injunction in place, ITC is permitted to advance construction of all Iowa tranche 1 projects originally awarded to the company. Certain complainants have requested that the judge's order be reviewed by a full quorum of the Iowa Supreme Court.

MISO's decision with respect to the assignment of the tranche 1 LRTP projects was finalized on July 25, 2022. MISO is the only entity charged with determining what projects are to be competitively bid pursuant to its tariff. Regardless of any quorum review by the Iowa Supreme Court, approximately 70% of the Iowa tranche 1 projects are upgrades to ITC facilities along existing rights-of-way, which under MISO's tariff grants ITC the option to construct the upgrades. In addition, MISO is conducting a variance analysis for the first tranche of MISO’s LRTP projects in Iowa, and we believe the process should reaffirm the initial award of the projects.

Approximately US$900 million of capital expenditures associated with the first tranche of MISO's LRTP in Iowa is reflected in the 2024-2028 Capital Plan. Until there is more certainty around the resolution of these matters, we cannot predict the impact on the timing of capital expenditures related to the LRTP tranche 1 Iowa projects.

Central Hudson
2024 General Rate Application: In July 2024, the PSC approved a one-year rate plan for Central Hudson with retroactive application to July 1, 2024, including an allowed ROE of 9.5%, an increase from the previous allowed ROE of 9.0%. The decision also concluded that there will be no change in the common equity component of capital structure of 48%.

CIS Implementation: In June 2024, the PSC issued an order that concluded the investigation concerning Central Hudson's billing system implementation. The PSC also released the final report issued by an independent third-party which determined that the CIS is stable and the critical issues have been resolved. As part of the order, total costs of US$63 million were agreed to not be recovered from customers, of which the majority were recognized prior to 2024. The remaining costs to be recognized associated with the order, including Central Hudson's US$4 million contribution to a customer benefit fund recorded in the second quarter of 2024, are not expected to be material.

10	FORTIS INC.	JUNE 30, 2024 QUARTER REPORT

Interim Management Discussion and Analysis
FortisBC Energy and FortisBC Electric
2025-2027 Rate Framework: In April 2024, FortisBC filed an application with the BCUC requesting approval of a rate framework for the period 2025 through 2027. The rate framework builds upon the current multi-year rate plan and includes, amongst other items, a revised level of operation and maintenance expense per customer indexed for inflation less a fixed productivity adjustment factor, a similar approach to growth capital, a forecast approach to sustaining and other capital, continued collection of an innovation fund recognizing the need to accelerate investment in clean energy innovation, and the continued sharing with customers of variances from the allowed ROE. The rate framework also proposes the continuation of deferral mechanisms currently in place. The regulatory process will continue throughout 2024, with a decision expected in mid-2025.

FortisAlberta
GCOC Decision: In October 2023, the AUC issued a decision on the 2024 GCOC proceeding. In November 2023, FortisAlberta sought permission to appeal the GCOC decision to the Court of Appeal on the basis that the AUC erred in its decision to not adjust FortisAlberta's ROE and common equity component of capital structure to address incremental business risk associated with competition from REAs located in FortisAlberta's service area, as well as heightened regulatory risk due to the non-recovery of costs attributable to REAs. In April 2024, the Court of Appeal granted FortisAlberta permission to appeal, which is expected to be complete in the first quarter of 2025.

Third PBR Term Decision: In October 2023, the AUC issued a decision establishing the parameters for the third PBR term for the period of 2024 through 2028. In November 2023, FortisAlberta sought permission to appeal the decision to the Court of Appeal on the basis that the AUC erred in its decision to determine capital funding using 2018-2022 historical capital investments without consideration for funding of new capital programs included in the company's 2023 COS revenue requirement as approved by the AUC. The timing and outcome of a decision on the request for appeal is unknown.

FINANCIAL POSITION

Significant Changes between June 30, 2024 and December 31, 2023

Balance Sheet Account	Increase (Decrease)
($ millions)	FX	Other	Explanation
Regulatory assets (current and long-term)	46	112	Due to the normal operation of various regulatory mechanisms including: (i) an increase in deferred income taxes, and (ii) the deferral of incremental storm restoration costs at Central Hudson.
Property, plant and equipment, net	926	1,325	Due to capital expenditures, partially offset by depreciation.
Accounts payable and other current liabilities	45	(641)	Due to the timing of the declaration of common share dividends, as well as lower amounts owing for energy supply costs at FortisBC Energy and transmission costs at FortisAlberta.
Deferred income taxes	91	167	Due to higher temporary differences associated with ongoing capital investments.
Long-term debt (including current portion)	633	1,137	Reflects debt issuances, partially offset by debt repayments, as well as higher borrowings under committed credit facilities, in support of the Corporation's Capital Plan.
Shareholders' equity	511	733	Due primarily to: (i) Common Equity Earnings for the six months ended June 30, 2024, less dividends declared on common shares; and (ii) the issuance of common shares, largely under the DRIP.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Requirements
At the subsidiary level, it is expected that operating expenses and interest costs will be paid from Operating Cash Flow, with varying levels of residual cash flow available for capital expenditures and/or dividend payments to Fortis. Remaining capital expenditures are expected to be financed primarily from borrowings under credit facilities, long-term debt offerings and equity injections from Fortis. Borrowings under credit facilities may be required periodically to support seasonal working capital requirements.

11	FORTIS INC.	JUNE 30, 2024 QUARTER REPORT

Interim Management Discussion and Analysis
Cash required of Fortis to support subsidiary growth is generally derived from borrowings under the Corporation's credit facilities, the operation of the DRIP, as well as issuances of long-term debt, preference equity, and common shares including those issued through the ATM Program. The subsidiaries pay dividends to Fortis and receive equity injections from Fortis when required. Both Fortis and its subsidiaries initially borrow through their committed credit facilities and periodically replace these borrowings with long-term financing. Financing needs also arise to refinance maturing debt.

Credit facilities are syndicated primarily with large banks in Canada and the U.S., with no one bank holding more than approximately 20% of the Corporation's total revolving credit facilities. Approximately $6.0 billion of the total credit facilities are committed with maturities ranging from 2024 through 2029. Available credit facilities are summarized in the following table.

Credit Facilities
As at	Regulated Utilities	Corporate and Other	June 30, 2024	December 31, 2023
($ millions)
Total credit facilities (1)	4,234	2,260	6,494	6,176
Credit facilities utilized:
Short-term borrowings	(68)	—	(68)	(119)
Long-term debt (including current portion)	(1,192)	(814)	(2,006)	(1,572)
Letters of credit outstanding	(55)	(21)	(76)	(101)
Credit facilities unutilized	2,919	1,425	4,344	4,384
(1)    See Note 14 in the 2023 Annual Financial Statements for a description of the credit facilities as at December 31, 2023.

In April 2024, FortisBC Energy increased its operating credit facility from $700 million to $900 million and extended the maturity to July 2028. In May 2024, FortisBC Electric increased its operating credit facility from $150 million to $200 million and extended the maturity to April 2028.

In May 2024, the Corporation extended the maturity on its unsecured US$500 million non-revolving term credit facility to May 2025. The facility is repayable at any time without penalty. In June 2024, the Corporation amended its $1.3 billion revolving term committed credit facility to extend the maturity to July 2029.

The Corporation's ability to service debt and pay dividends is dependent on the financial results of, and the related cash payments from, its subsidiaries. Certain regulated subsidiaries are subject to restrictions that limit their ability to distribute cash to Fortis, including restrictions by certain regulators limiting annual dividends and restrictions by certain lenders limiting debt to total capitalization. There are also practical limitations on using the net assets of the regulated subsidiaries to pay dividends, based on management's intent to maintain the subsidiaries' regulator-approved capital structures. Fortis does not expect that maintaining such capital structures will impact its ability to pay dividends in the foreseeable future.

As at June 30, 2024, consolidated fixed-term debt maturities/repayments are expected to average $1,555 million annually over the next five years and approximately 74% of the Corporation's consolidated long-term debt, excluding credit facility borrowings, had maturities beyond five years.

In November 2022, Fortis filed a short-form base shelf prospectus with a 25-month life under which it may issue common or preference shares, subscription receipts, or debt securities in an aggregate principal amount of up to $2.0 billion. In September 2023, Fortis established an ATM Program pursuant to the short-form base shelf prospectus, that allows the Corporation to issue up to $500 million of common shares from treasury to the public from time to time, at the Corporation's discretion, effective until December 22, 2024. As at June 30, 2024, $500 million remained available under the ATM Program and $1.5 billion remained available under the short-form base shelf prospectus.

Fortis is well positioned with strong liquidity. This combination of available credit facilities and manageable annual debt maturities/repayments provides flexibility in the timing of access to capital markets. Given current credit ratings and capital structures, the Corporation and its subsidiaries currently expect to continue to have reasonable access to long-term capital.

Fortis and its subsidiaries were in compliance with debt covenants as at June 30, 2024 and are expected to remain compliant in 2024.

12	FORTIS INC.	JUNE 30, 2024 QUARTER REPORT

Interim Management Discussion and Analysis

Cash Flow Summary
Summary of Cash Flows
Periods ended June 30	Quarter			Year-to-Date
($ millions)	2024	2023	Variance	2024	2023	Variance
Cash and cash equivalents, beginning of period	569	576	(7)	625	209	416
Cash from (used in):
Operating activities	814	944	(130)	1,582	1,859	(277)
Investing activities	(1,147)	(1,013)	(134)	(2,286)	(1,954)	(332)
Financing activities	319	209	110	623	597	26
Effect of exchange rate changes on cash and cash equivalents	6	(7)	13	17	(2)	19
Change in cash associated with assets held for sale	—	(19)	19	—	(19)	19
Cash and cash equivalents, end of period	561	690	(129)	561	690	(129)
Operating Activities
See "Performance at a Glance - Operating Cash Flow" on page 4.

Investing Activities
The increase in cash used in investing activities reflects higher capital expenditures. The Corporation's Capital Plan for 2024 is estimated to be $4.8 billion, an increase of approximately 10% from $4.3 billion in 2023. See "Capital Plan" on page 15.

Financing Activities
Cash flows related to financing activities will fluctuate largely as a result of changes in the subsidiaries' capital expenditures and the amount of Operating Cash Flow available to fund those capital expenditures, which together impact the amount of funding required from debt and common equity issuances. See "Cash Flow Requirements" on page 11.

Debt Financing
Significant Long-Term Debt Issuances
Year-to-date June 30, 2024	Month	Interest Rate				Use of Proceeds
($ millions, except as noted)	Issued	(%)	Maturity	Amount
ITC
Secured senior notes	January	5.98	2034	US	85	(1) (2) (3)
First mortgage bonds	January	5.11	2029	US	75	(1) (2) (3)
First mortgage bonds	January	5.38	2034	US	75	(1) (2) (3)
Unsecured senior notes	May	5.65	2034	US	400	(3) (4)
Central Hudson
Senior notes	April	5.59	2031	US	25	(1) (3)
Senior notes	April	5.69	2034	US	35	(1) (3)
FortisAlberta
Unsecured debentures	May	4.90	2054	300		(1) (2) (3) (4)
Caribbean Utilities
Unsecured senior notes	May	6.17	2039	US	40	(1) (2) (3) (5)
Unsecured senior notes	May	6.37	2049	US	40	(1) (2) (3) (5)
UNS Energy
Unsecured senior notes	June	5.60	2036	US	30	(1) (3)
(1)    Repay short-term and/or credit facility borrowings
(2)    Fund capital expenditures
(3)    General corporate purposes
(4)     Repay maturing long-term debt
(5)     Total of US$50 million expected to be used to fund or refinance a portfolio of new and/or existing qualifying green initiatives

13	FORTIS INC.	JUNE 30, 2024 QUARTER REPORT

Interim Management Discussion and Analysis

Common Equity Financing
Common Equity Issuances and Dividends Paid
Periods ended June 30	Quarter			Year-to-Date
($ millions, except as indicated)	2024	2023	Variance	2024	2023	Variance
Common shares issued:
Cash (1)	8	14	(6)	21	28	(7)
Non-cash (2)	106	102	4	217	205	12
Total common shares issued	114	116	(2)	238	233	5
Number of common shares issued (# millions)	2.2	2.0	0.2	4.6	4.2	0.4
Common share dividends paid:
Cash	(184)	(172)	(12)	(363)	(342)	(21)
Non-cash (3)	(107)	(102)	(5)	(218)	(205)	(13)
Total common share dividends paid	(291)	(274)	(17)	(581)	(547)	(34)
Dividends paid per common share ($)	0.59	0.565	0.025	1.18	1.13	0.05
(1)    Includes common shares issued under stock option and employee share purchase plans
(2)    Common shares issued under the DRIP and stock option plan
(3)    Common share dividends reinvested under the DRIP

On February 8, 2024, Fortis declared a dividend of $0.59 per common share which was paid on June 1, 2024 and on July 30, 2024, Fortis declared a dividend of $0.59 per common share payable on September 1, 2024. The payment of dividends is at the discretion of the Board and depends on the Corporation's financial condition and other factors.

On March 1, 2024, the annual fixed dividend per share for the First Preference Shares, Series K was reset from $0.9823 to $1.3673 for the five-year period up to but excluding March 1, 2029.

Contractual Obligations
There were no material changes to the contractual obligations disclosed in the 2023 Annual MD&A, except issuances of long-term debt and credit facility utilization (see "Cash Flow Summary" on page 13).

Off-Balance Sheet Arrangements
There were no material changes to off-balance sheet arrangements from those disclosed in the 2023 Annual MD&A.

Capital Structure and Credit Ratings
Fortis requires ongoing access to capital and, therefore, targets a consolidated long-term capital structure that will enable it to maintain investment-grade credit ratings. The regulated utilities maintain their own capital structures in line with those reflected in customer rates.

Consolidated Capital Structure	June 30, 2024		December 31, 2023
As at	($ millions)	(%)	($ millions)	(%)
Debt (1)	31,146	55.8	29,364	55.7
Preference shares	1,623	2.9	1,623	3.1
Common shareholders' equity and non-controlling interests (2)	23,034	41.3	21,709	41.2
	55,803	100.0	52,696	100.0
(1)    Includes long-term debt and finance leases, including current portion, and short-term borrowings, net of cash
(2)    Includes shareholders' equity, excluding preference shares, and non-controlling interests. Non-controlling interests represented 3.4% as at June 30, 2024 (December 31, 2023 - 3.5%)

Outstanding Share Data
As at July 30, 2024, the Corporation had issued and outstanding 495.2 million common shares and the following First Preference Shares: 5.0 million Series F; 9.2 million Series G; 7.7 million Series H; 2.3 million Series I; 8.0 million Series J; 10.0 million Series K; and 24.0 million Series M.

The common shares of the Corporation have voting rights. The Corporation's first preference shares do not have voting rights unless and until Fortis fails to pay eight quarterly dividends, whether or not consecutive or declared.

If all outstanding stock options were converted as at July 30, 2024, an additional 1.8 million common shares would be issued and outstanding.

14	FORTIS INC.	JUNE 30, 2024 QUARTER REPORT

Interim Management Discussion and Analysis
Credit Ratings
The Corporation's credit ratings shown below reflect its low business risk profile, diversity of operations, the stand-alone nature and financial separation of each regulated subsidiary, and the level of holding company debt.

As at June 30, 2024	Rating	Type	Outlook
S&P	A-	Issuer	Negative
	BBB+	Unsecured debt
Morningstar DBRS	A (low)	Issuer	Stable
	A (low)	Unsecured debt	Stable
Moody's	Baa3	Issuer	Stable
	Baa3	Unsecured debt

In February 2024, Moody's confirmed the Corporation's Baa3 issuer and senior unsecured debt credit ratings and stable outlook.

In February 2024, Fitch revised Central Hudson's senior unsecured debt rating from A- to BBB+ and changed the outlook from negative to stable. Fitch indicated the rating reflects its view of limited visibility associated with Central Hudson's 2024 general rate application, as well as the company's pressured credit metrics and elevated accounts receivable balance.

In May 2024, Morningstar DBRS confirmed the Corporation's A (low) issuer and senior unsecured debt credit ratings and stable outlook.

Capital Plan
Year-to-date Capital Expenditures of $2.3 billion are consistent with expectations and the Corporation's annual $4.8 billion Capital Plan is on track.

Capital Expenditures (1)
Year-to-date June 30, 2024	Regulated Utilities
		UNS Energy	Central Hudson	FortisBC Energy	Fortis Alberta	FortisBC Electric	Other Electric	Total Regulated Utilities	Non-Regulated Corporate and Other
($ millions, except as indicated)	ITC									Total (1)
Total	666	423	187	423	263	60	230	2,252	2	2,254
(1)    See "Non-U.S. GAAP Financial Measures" on page 9
Five-Year Capital Plan
The 2024-2028 Capital Plan is targeted at $25 billion, reflecting an average of $5 billion of Capital Expenditures annually. Fortis expects to invest approximately $7 billion in Cleaner Energy over the five-year period, largely related to connecting renewables to the grid, renewable and storage investments in Arizona and the Caribbean, and cleaner natural gas solutions in British Columbia. The Capital Plan is low risk and highly executable, with nearly 100% of planned expenditures to occur at the regulated utilities and approximately 20% of investments relating to Major Capital Projects. Geographically, 58% of planned expenditures are expected in the U.S., including 29% at ITC, with 38% in Canada and the remaining 4% in the Caribbean.

Planned Capital Expenditures are based on detailed forecasts of energy demand as well as labour and material costs, including inflation, supply chain availability, general economic conditions, foreign exchange rates and other factors. These could change and cause actual expenditures to differ from forecast.

Major Capital Projects Update
Wataynikaneyap Transmission Power Project
During the second quarter of 2024, construction of the 1,800-kilometre Wataynikaneyap Power Transmission project required to energize the First Nation communities was completed. The project is majority-owned by 24 First Nations, with Fortis having a 39% ownership interest.

Okanagan Capacity Upgrade Project
In July 2024, FortisBC Energy filed an update with the BCUC outlining mitigation solutions for capacity shortfalls in the Okanagan region due to expected gas load growth. As part of the update, a change in scope of the project was proposed, with a revised capital expenditure request of approximately $40 million. The regulatory process with respect to the revised Okanagan Capacity Upgrade project will continue throughout 2024.

Additional Investment Opportunities
ITC - MISO LRTP
In June 2024, MISO released a near-final map of the LRTP projects that it has now identified as tranche 2.1, with transmission investments in the MISO Midwest subregion estimated in the range of US$23 billion to US$27 billion. MISO Board approval of the portfolio is expected in the fourth quarter of 2024. The potential capital investment at ITC for tranche 2.1 projects is unknown at this time.

15	FORTIS INC.	JUNE 30, 2024 QUARTER REPORT

Interim Management Discussion and Analysis
FortisBC Energy - LNG
During 2024, provincial and federal environmental assessment certificates were issued for the Tilbury Marine Jetty project. The construction of the jetty supports further expansion of FortisBC's Tilbury LNG facility, which is uniquely positioned to meet customer demand for LNG. The site is scalable, can accommodate additional storage and liquefaction equipment and is close to international shipping lanes. Once constructed, the jetty would utilize FortisBC Energy's assets at the Tilbury site, including the Tilbury Phase 1B Expansion Project yet to be constructed, to service marine bunkering.

BUSINESS RISKS

The Corporation's business risks remain substantially unchanged from those disclosed in its 2023 Annual MD&A. See "Regulatory Matters" on page 10 and "Outlook" on page 18 for applicable updates.

ACCOUNTING MATTERS

Accounting Policies
The Interim Financial Statements have been prepared following the same accounting policies and methods as those used to prepare the 2023 Annual Financial Statements.

Future Accounting Pronouncements
Segment Reporting: ASU No. 2023-07, Improvements to Reportable Segment Disclosures, is effective for Fortis' December 31, 2024 annual financial statements, and for interim periods beginning in 2025, on a retrospective basis. The ASU requires disclosure of incremental segment information, including significant segment expenses and other items that are included in segment profit or loss. Fortis is continuing to assess the impact on its disclosures.

Income Taxes: ASU No. 2023-09, Improvements to Income Tax Disclosures, is effective for Fortis on January 1, 2025 on a prospective basis, with retrospective application and early adoption permitted. The ASU requires additional disclosure of income tax information by jurisdiction to reflect an entity's exposure to potential changes in tax legislation, and associated risks and opportunities. This ASU is not expected to materially impact Fortis' disclosures.

Income Tax
In June 2024, the Government of Canada enacted legislation with respect to interest deductibility limitations and global minimum tax, both of which are applicable to Fortis as of January 1, 2024. The Corporation does not expect these tax changes to have a material impact on its financial results, Operating Cash Flow or credit ratings.

Critical Accounting Estimates
The preparation of the Interim Financial Statements required management to make estimates and judgments, including those related to regulatory decisions, that affect the reported amounts of, and disclosures related to, assets, liabilities, revenues, expenses, gains, losses and contingencies. Actual results could differ materially from estimates.

There were no material changes to the nature of the Corporation's critical accounting estimates or contingencies from those disclosed in the 2023 Annual MD&A.

FINANCIAL INSTRUMENTS

Long-Term Debt and Other
As at June 30, 2024, the carrying value of long-term debt, including the current portion, was $31.5 billion (December 31, 2023 - $29.7 billion) compared to an estimated fair value of $28.9 billion (December 31, 2023 - $27.9 billion).

The consolidated carrying value of the remaining financial instruments, other than derivatives, approximates fair value, reflecting their short-term maturity, normal trade credit terms and/or nature.

Derivatives
Derivatives are recorded at fair value with certain exceptions, including those derivatives that qualify for the normal purchase and normal sale exception.

16	FORTIS INC.	JUNE 30, 2024 QUARTER REPORT

Interim Management Discussion and Analysis
There were no material changes with respect to the nature and purpose, methodologies for fair value determination, and portfolio of the Corporation's derivatives from those disclosed in the 2023 Annual MD&A, except for interest rate locks utilized at ITC as disclosed in Note 14 of the Interim Financial Statements.

SUMMARY OF QUARTERLY RESULTS
		Common Equity
	Revenue	Earnings	Basic EPS	Diluted EPS
Quarter ended	($ millions)	($ millions)	($)	($)
June 30, 2024	2,670	331	0.67	0.67
March 31, 2024	3,118	459	0.93	0.93
December 31, 2023	2,885	381	0.78	0.78
September 30, 2023	2,719	394	0.81	0.81
June 30, 2023	2,594	294	0.61	0.61
March 31, 2023	3,319	437	0.90	0.90
December 31, 2022	3,168	370	0.77	0.77
September 30, 2022	2,553	326	0.68	0.68

Generally, within each calendar year, quarterly results fluctuate in accordance with seasonality. Given the diversified nature of the Corporation's subsidiaries, seasonality varies. Most of the annual earnings of the gas utilities are realized in the first and fourth quarters due to space-heating requirements. Earnings for the electric distribution utilities in the U.S. are generally highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

Generally, from one calendar year to the next, quarterly results reflect: (i) continued organic growth driven by the Corporation's Capital Plan; (ii) any significant temperature fluctuations from seasonal norms; (iii) the impact of market conditions, particularly with respect to long-term wholesale sales at UNS Energy; (iv) the timing and significance of any regulatory decisions; (v) changes in the U.S.-to-Canadian dollar exchange rate; (vi) for revenue, the flow through in customer rates of commodity costs; and (vii) for EPS, increases in the weighted average number of common shares outstanding.

June 2024/June 2023
See "Performance at a Glance" on page 2.

March 2024/March 2023
Common Equity Earnings increased by $22 million and basic EPS increased by $0.03 in comparison to the first quarter of 2023. The increase was due to the timing of recognition of new cost of capital parameters approved for FortisBC in 2023 and Rate Base growth across our utilities. The increase was partially offset by higher holding company costs, including finance charges and unrealized losses on derivative contracts, and the November 1, 2023 disposition of Aitken Creek. In addition, the change in EPS reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's DRIP.

December 2023/December 2022
Common Equity Earnings increased by $11 million and basic EPS increased by $0.01 in comparison to the fourth quarter of 2022. The increase was driven by: (i) Rate Base growth; (ii) higher retail revenue in Arizona, due to new customer rates at TEP; and (iii) the new cost of capital parameters approved for FortisBC effective January 1, 2023. The increase was partially offset by lower earnings at Aitken Creek, due to the November 1, 2023 disposition, as well as the recognition of mark-to-market accounting gains on natural gas derivatives and margins on gas sold in the fourth quarter of 2022. The change in basic EPS also reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's DRIP.

September 2023/September 2022
Common Equity Earnings increased by $68 million and basic EPS increased by $0.13 in comparison to the third quarter of 2022. The increase was primarily due to the new cost of capital parameters approved for FortisBC in September 2023, which resulted in $38 million of earnings in the quarter, including $26 million associated with the retroactive impact to January 1, 2023. The increase in earnings was also driven by higher retail revenue in Arizona, due to warmer weather and new customer rates at TEP effective September 1, 2023, as well as Rate Base growth across our utilities. A higher U.S.-to-Canadian dollar exchange rate and higher earnings at Aitken Creek, reflecting market conditions, also favourably impacted earnings. Earnings were tempered by: (i) lower long-term wholesale and transmission revenue, as well as higher operating costs and income tax expense at UNS Energy; (ii) higher corporate finance costs; and (iii) higher operating expenses at Central Hudson and FortisAlberta, as expected, due to the timing of costs in the first half of the year. The change in basic EPS also reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's DRIP.

17	FORTIS INC.	JUNE 30, 2024 QUARTER REPORT

Interim Management Discussion and Analysis
RELATED-PARTY AND INTER-COMPANY TRANSACTIONS

Related-party transactions are in the normal course of operations and are measured at the amount of consideration agreed to by the related parties. There were no material related-party transactions for the three and six months ended June 30, 2024 and 2023.

Fortis periodically provides short-term financing to subsidiaries to support capital expenditures and seasonal working capital requirements, the impacts of which are eliminated on consolidation. As at June 30, 2024 and December 31, 2023, there were no material inter-segment loans outstanding. Interest charged on inter-segment loans was not material for the three and six months ended June 30, 2024 and 2023.

OUTLOOK

Fortis continues to enhance shareholder value through the execution of its Capital Plan, the balance and strength of its diversified portfolio of regulated utility businesses, and growth opportunities within and proximate to its service territories. The Corporation's $25 billion five-year Capital Plan is expected to increase midyear Rate Base from $37.0 billion in 2023 to $49.4 billion by 2028, translating into a five-year CAGR of 6.3%.

Beyond the five-year Capital Plan, additional opportunities to expand and extend growth include: continued electrification and load growth; climate adaptation and grid resiliency investments; further expansion of the electric transmission grid in the U.S. to facilitate the interconnection of cleaner energy, including infrastructure investments associated with the IRA and the MISO LRTP; and RNG solutions and LNG infrastructure in British Columbia.

Fortis expects its long-term growth in Rate Base will drive earnings that support dividend growth guidance of 4-6% annually through 2028, and is premised on the assumptions and material factors listed under "Forward-Looking Information".

FORWARD-LOOKING INFORMATION

Fortis includes forward-looking information in the MD&A within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions, have been used to identify the forward-looking information, which includes, without limitation: the expected impact of the disposition of Aitken Creek on earnings for the annual period; targeted annual dividend growth through 2028; the 2030 and 2035 direct GHG emissions reduction targets; the 2050 net-zero direct GHG emissions target; the expected timing, outcome and impact of legal and regulatory proceedings and decisions; the expected funding sources for operating expenses, interest costs and capital expenditures; the expectation that maintaining the capital structures of the regulated operating subsidiaries will not have an impact on the Corporation's ability to pay dividends in the foreseeable future; the expected consolidated fixed-term debt maturities and repayments over the next five years; the expectation that the Corporation and its subsidiaries will continue to have access to long-term capital and will remain compliant with debt covenants in 2024; forecast capital expenditures for 2024 and 2024 through 2028, including Cleaner Energy Investments; the nature, timing, benefits and expected costs of certain capital projects including ITC's transmission projects associated with the MISO LRTP, as well as FortisBC's Tilbury LNG Storage Expansion and Tilbury 1B projects, and additional opportunities beyond the Capital Plan, including continued electrification and load growth, climate adaptation and grid resiliency investments, further expansion of the electric transmission grid in the U.S. to facilitate the interconnection of cleaner energy, including infrastructure investments associated with the IRA and the MISO LRTP, and RNG solutions and LNG infrastructure in British Columbia; the potential impact on the Corporation's disclosures of future accounting pronouncements; the expectation that changes to Canadian tax legislation with respect to interest deductibility limitations and global minimum tax will not have a material impact on financial results, Operating Cash Flow or credit ratings; forecast Rate Base and Rate Base growth through 2028; and the expectation that long-term growth in Rate Base will drive earnings that support dividend growth guidance of 4-6% annually through 2028.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information including, without limitation: reasonable outcomes for legal and regulatory proceedings and the expectation of regulatory stability; the successful execution of the Capital Plan; no material capital project or financing cost overrun; sufficient human resources to deliver service and execute the Capital Plan; the realization of additional opportunities beyond the Capital Plan; no significant variability in interest rates; the Board exercising its discretion to declare dividends, taking into account the financial performance and condition of the Corporation; no significant operational disruptions or environmental liability or upset; the continued ability to maintain the performance of the electricity and gas systems; no severe and prolonged economic downturn; sufficient liquidity and capital resources; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; the continued availability of natural gas, fuel, coal and electricity supply; continuation of power supply and capacity purchase contracts; no significant changes in government energy plans, environmental laws and regulations that could have a material negative impact; maintenance of adequate insurance coverage; the ability to obtain and maintain licences and permits; retention of existing service areas; no significant changes in tax laws and the continued tax deferred treatment of earnings from the Corporation's foreign operations; continued maintenance of information technology infrastructure and no material breach of cybersecurity; continued favourable relations with Indigenous Peoples; and favourable labour relations.

Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from those discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. Risk factors which could cause results or events to differ from current expectations are detailed under the heading "Business Risks" in the 2023 Annual MD&A and in other continuous disclosure materials filed from time to time with Canadian securities regulatory authorities and the Securities and Exchange Commission. Key risk factors for 2024 include, but are not limited to: uncertainty regarding changes in utility regulation, including the outcome of regulatory proceedings at the Corporation's utilities; the physical risks associated with the provision of electric and gas service, which are exacerbated by the impacts of climate change; risks related to environmental laws and regulations; risks associated with capital projects and the impact on the Corporation's continued growth; risks associated with cybersecurity and information and operations technology; the impact of weather variability and seasonality on heating and cooling loads, gas distribution volumes and hydroelectric generation; risks associated with commodity price volatility and supply of purchased power; and risks related to general economic conditions, including inflation, interest rate and foreign exchange risks.

All forward-looking information herein is given as of July 30, 2024. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

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Interim Management Discussion and Analysis
GLOSSARY

2023 Annual Financial Statements: the Corporation's audited consolidated financial statements and notes thereto for the year ended December 31, 2023

2023 Annual MD&A: the Corporation's management discussion and analysis for the year ended December 31, 2023

Adjusted Basic EPS: Adjusted Common Equity Earnings divided by the basic weighted average number of common shares outstanding

Adjusted Common Equity Earnings: net earnings attributable to common equity shareholders adjusted as shown under "Non-U.S. GAAP Financial Measures" on page 9

Aitken Creek: Aitken Creek Gas Storage ULC, a 93.8%-owned subsidiary of FortisBC Holdings Inc., sold on November 1, 2023

ASU: accounting standards update

ATM Program: at-the-market equity program

AUC: Alberta Utilities Commission

BCUC: British Columbia Utilities Commission

Belize Electricity: Belize Electricity Limited, in which Fortis indirectly holds a 33% equity interest

Board: Board of Directors of the Corporation

CAGR(s): compound annual growth rate of a particular item. CAGR = (EV/BV)(1/n)-1, where: (i) EV is the ending value of the item; (ii) BV is the beginning value of the item; and (iii) n is the number of periods. Calculated on a constant U.S. dollar-to-Canadian dollar exchange rate

Capital Expenditures: cash outlay for additions to property, plant and equipment and intangible assets as shown in the Interim Financial Statements, as well as Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power project. See "Non-U.S. GAAP Financial Measures" on page 9

Capital Plan: forecast Capital Expenditures. Represents a non-U.S. GAAP financial measure calculated in the same manner as Capital Expenditures

Caribbean Utilities: Caribbean Utilities Company, Ltd., an indirect approximately 60%-owned (as at December 31, 2023) subsidiary of Fortis, together with its subsidiary

Central Hudson: CH Energy Group Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including Central Hudson Gas & Electric Corporation

CIS: customer information system

Cleaner Energy Investments: capital expenditures that support reductions in air emissions, water usage and/or increases customer energy efficiency

Common Equity Earnings: net earnings attributable to common equity shareholders

Corporation: Fortis Inc.

COS: cost of service

Court of Appeal: Court of Appeal of Alberta

CSDS: Canadian Sustainability Disclosure Standard

CSSB: Canadian Sustainability Standards Board

D.C. Circuit Court: U.S. Court of Appeals for the District of Columbia Circuit

DRIP: dividend reinvestment plan

EPS: earnings per common share

FERC: Federal Energy Regulatory Commission

Fitch: Fitch Ratings Inc.

Fortis: Fortis Inc.

FortisAlberta: FortisAlberta Inc., an indirect wholly owned subsidiary of Fortis

FortisBC: FortisBC Energy and FortisBC Electric

FortisBC Electric: FortisBC Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries

FortisBC Energy: FortisBC Energy Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries

FortisOntario: FortisOntario Inc., a direct wholly owned subsidiary of Fortis, together with its subsidiaries

FortisTCI: FortisTCI Limited, an indirect wholly owned subsidiary of Fortis, together with its subsidiary

Fortis Belize: Fortis Belize Limited, an indirect wholly owned subsidiary of Fortis

FX: foreign exchange associated with the translation of U.S. dollar-denominated amounts. Foreign exchange is calculated by applying the change in the U.S. dollar-to-Canadian dollar FX rates to the prior period U.S. dollar balance

GCOC: generic cost of capital

GHG: greenhouse gas

GWh: gigawatt hour(s)

Interim Financial Statements: the Corporation's unaudited condensed consolidated interim financial statements and notes thereto for the three and six months ended June 30, 2024

Interim MD&A: the Corporation's management discussion and analysis for the three and six months ended June 30, 2024

IRA: Inflation Reduction Act of 2022

ITC: ITC Investment Holdings Inc., an indirect 80.1%-owned subsidiary of Fortis, together with its subsidiaries, including International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC, and ITC Great Plains, LLC

LNG: liquefied natural gas

LRTP: long-range transmission plan

19	FORTIS INC.	JUNE 30, 2024 QUARTER REPORT

Interim Management Discussion and Analysis
Major Capital Projects: projects, other than ongoing maintenance projects, individually costing $200 million or more in the forecast/planning period

Maritime Electric: Maritime Electric Company, Limited, an indirect wholly owned subsidiary of Fortis

MISO: Midcontinent Independent System Operator, Inc.

Moody's: Moody's Investor Services, Inc.

Morningstar DBRS: DBRS Limited

Newfoundland Power: Newfoundland Power Inc., a direct wholly owned subsidiary of Fortis

Non-U.S. GAAP Financial Measures: financial measures that do not have a standardized meaning prescribed by U.S. GAAP

NOPR: notice of proposed rulemaking

NYSE: New York Stock Exchange

Operating Cash Flow: cash from operating activities

PBR: performance-based rate setting

PJ: petajoule(s)

PPFAC: Purchased Power and Fuel Adjustment Clause

PSC: New York State Public Service Commission

Rate Base: the stated value of property on which a regulated utility is permitted to earn a specified return in accordance with its regulatory construct

REA: Rural Electrification Association

RNG: renewable natural gas

ROE: rate of return on common equity

ROFR: right of first refusal

RTO: regional transmission organization

S&P: Standard & Poor's Financial Services LLC

SEC: U.S. Securities and Exchange Commission

SEDAR+: Canadian System for Electronic Document Analysis and Retrieval

TCFD: Task Force for Climate-Related Financial Disclosures

TEP: Tucson Electric Power Company, a direct wholly owned subsidiary of UNS Energy

TSR: total shareholder return, which is a measure of the return to common equity shareholders in the form of share price appreciation and dividends (assuming reinvestment) over a specified time period in relation to the share price at the beginning of the period

TSX: Toronto Stock Exchange

UNS Energy: UNS Energy Corporation, an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including TEP, UNS Electric, Inc. and UNS Gas, Inc.

U.S.: United States of America

U.S. GAAP: accounting principles generally accepted in the U.S.

Wataynikaneyap Power: Wataynikaneyap Power Limited Partnership, in which Fortis indirectly holds a 39% equity interest

20	FORTIS INC.	JUNE 30, 2024 QUARTER REPORT